        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                             FORM 4

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

    Pequot Capital Management, Inc.
    500 Nyala Farm Road
    Westport, CT 06880

2.  Issuer Name and Ticker or Trading Symbol

    MessageMedia Inc.
    MESG

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    01/02

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)
    (X) Director  ( ) 10% Owner (  ) Officer (give title below)
    (X) Other (1) (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)
           Form filed by One Reporting Person
      X    Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             1/18/02         D       V       2,352,942  D  (3)        0                   I (2)           Investment
                                                         (2)                                                          Advisor (1)
Common Stock             1/18/02         D       V       487,805(2) D  (3)        0                   I (2)           Investment
                                                                                                                      Advisor (1)
Common Stock             1/18/02         D       V       704,225(2) D  (3)        0                   I (2)           Investment
                                                                                                                      Advisor (1)
---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

Stock Option       |$6.875       |1/18/02     |D     |V    |        |100,000 |(4)      |3/26/09  |Common  |100,000     |
(Right-to-Buy)     l             l            l      l     l        l(2) (4) l         l         lStock   l(2) (4)     l


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |




|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|---------------------  |-------------------| ----------------- | --------------- |

      (4)                    0                    I (2)           Investment
                                                                  Advisor (1)


Explanation of Responses:

(1) Pequot Capital Management, Inc., ("Pequot") is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in clients' accounts, (the "Accounts"). Pequot disclaims any obligation to file this report, and this report shall not be deemed an admission that Pequot is subject to Section 16 with respect to the issuer or such securities. One employee of Pequot served on the Board of Directors of the issuer.

(2) Pequot disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Pequot is the beneficial owner of such securities for the purposes of Rule 16(a)-1(a)(1)or (a)(2) or for any other purposes.

(3) Disposed of pursuant to the merger agreement between the issuer and DoubleClick, Inc. in exchange for 51,529 shares of DoubleClick, Inc. common stock having a market value of $11.66 per share on the effective date of the merger, January 18, 2002.

(4) This option, which provided for vesting in four equal installments of 25,000 shares beginning March 26, 2000, was assumed by DoubleClick, Inc. in the merger and replaced with an option to purchase 1,453 shares of DoubleClick, Inc. common stock for $472.96 per share.

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).


      /s/ Kevin E. O'Brien, General Counsel               2/12/02
      -------------------------------------               -------
        **Signature of Reporting Person                     Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number

Name:  Gerald A. Poch

Address:      c/o Pequot Capital Management, Inc.
              500 Nyala Farm Road
              Westport, CT  06880

Designated Filer:  Pequot Capital Management, Inc.

Issuer & Ticker Symbol:  MessageMedia, Inc.
                             MESG

Statement for Month/Year:  1/02

Nature of Indirect Beneficial Ownership: By Investment Adviser (See Footnote 1) - Gerald A. Poch is an employee of Pequot Capital Management, Inc., and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

Signature:    /s/  Gerald A. Poch


































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